# Custom Social Inc.



# ANNUAL REPORT

3160 College Ave, Suite 203

Berkeley , CA 94705

0

https://www.getarrow.ai/

This Annual Report is dated May 2, 2022.

## BUSINESS

We are a C-Corporation incorporated under the name Custom Social Inc., in the state of Delaware in 2019. The Company's principal product is Arrow Boost, a browser extension that uses Artificial Intelligence to help Small Businesses market themselves more effectively on Facebook.

Our Mission is to make digital advertising work for everyone, everywhere. What we do is build effective, easy-to-use, and affordable digital advertising tools for millions of Small Businesses and "solopreneurs". We believe that Small Businesses are being "left behind" when it comes to digital advertising and are often underserved by agencies and enterprise platforms built for larger companies.

Our business model is self-serve SaaS tools that are high value, affordable, and integrate seamlessly into major advertising platforms. We charge $9 per month per user for Arrow Boost. Our products are end-to-end self-serve, do not require a sales team or staff for onboarding. The user simply downloads the extension from the Google Chrome store, installs it, and starts using it right away. We offer instructional videos, FAQs, and limited online chat support.

The company plans to build a suite of browser extensions so small businesses can find their potential customers everywhere in the digital advertising ecosystem: Pinterest, Connected TV like Roku, Tik-Tok, Snapchat, and other digital channels.

To date, the Company's management team are the primary shareholders of the corporation's outstanding stock. We completed a seed round in early 2021 and are generating revenue with early investment focused on building the core technology and team. This next phase of the company is now focused on commercializing the technology and growing the user base of small businesses using our self-serve tools.

**Previous Offerings**

Type of security sold: Convertible Note

Final amount sold: $935,00

Use of proceeds: Investment, technology, build the team, operations

Date: May 31, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security Sold: Reg CF

Final Amount Sold: $143,402.58

Use of proceeds: Investment, technology, build the team, operations

Date: November 28, 2021

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2021 Compared to 2020**

Year ended December 31, 2021 compared to year ended December 31, 2020
Revenue for 2021 was $411,861 compared to $395,453. This is increase is related to growth in

revenue from the user base and increased performance of the technology, allowing for more output with relatively stable human and technology resources.

We believe that increased advertising spend and growth of user base will continue to drive results as measured by advertising performance and revenue as increased data and insights contribute to the performance of our technology.

Cost of sales

Cost of sales decreased from $224,301 to $211,637. This reduction is largely due to user growth on stable technology expenditures and shifting of work from human resources to technology. As the company shifts to fully self-serve, we anticipate reducing staff costs further and re-allocating budgets toward marketing with a one-time cost to build self-serve support content with low maintenance fees.

Gross Profits

Gross Profits enjoyed an increase from 171,152 in 2020 to $195,974 in 2022. This improvement is due to better efficiencies in staff to revenue ratios and improved technology.

Expenses

The company's expenses include investment in technology, staff, and operations. One-time costs such as investment, legal, patent filings are included as well. Expenses in 2020 are $835,187 In 2021 we have added team members in GA, user support and increased investmentin technology

Historical results and cash flows:

We believe current revenues are indicative of the early stages of the company and not an indicator of future performance. During the Covid-19 global pandemic, the decision was made to offer a managed services business focused on a technology offering and marketing services for high-growth, mid-cap eCommerce brands. The benefits are real advertising spend to feed data, insights, and market knowledge as well as revenue to maintain the business and fund development.

The company's approach to building and deploying technology is an investment focus on data infrastructure, processing, and technology stack with less than 10% of the overall budget deployed against UI (User Interface). The company is of the opinion that this approach keeps costs low and while maintaining a competitive advantage and potentially allows the company to develop and deploy multiple products on the same proprietary data and technology stack. Over $1.4M is invested in technology from revenue and investment. The company plan is to taper off technology investment and shift the budget to user acquisition, marketing, and growth. We believe a majority of the "one-time" costs associated with the start-up phase of the company are done.

## Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $19,776.00. [*The Company intends to raise additional funds through an equity financing.*]

## Debt

Creditor: Pablo Munoz de Cote - Loan

Amount Owed: $100,000.00

Interest Rate: 3.5%

Maturity Date: July 12, 2021

Creditor: Pablo Munoz de Cote - Loan

Amount Owed: $20,839.00

Interest Rate: 0.0%

Maturity Date: January 01, 0001

This is a loan and does not have a fixed maturity date.

Creditor: Arcadian Fund - Convertible Note

Amount Owed: $250,000.00

Interest Rate: 4.0%

Maturity Date: May 31, 2021

Creditor: Jose Ramos - Envelp Fund - Convertible Note

Amount Owed: $15,000.00

Interest Rate: 5.0%

Maturity Date: May 31, 2022

Creditor: OMA holdings - Convertible Note

Amount Owed: $50,000.00

Interest Rate: 4.0%

Maturity Date: May 31, 2021

Creditor: Cosmos Holdings - Convertible Note

Amount Owed: $200,000.00

Interest Rate: 4.0%

Maturity Date: May 31, 2021

There are no other material terms to this debt

Creditor: Axel Walch - Convertible Note

Amount Owed: $50,000.00

Interest Rate: 4.0%

Maturity Date: May 31, 2021

Creditor: Pablo Munoz de Cote - Convertible Note

Amount Owed: $100,000.00

Interest Rate: 4.0%

Maturity Date: May 31, 2021

Creditor: Marty Glick - Convertible Note

Amount Owed: $100,000.00

Interest Rate: 4.0%

Maturity Date: May 31, 2022

Creditor: Carlos Espinosa - Convertible Note

Amount Owed: $50,000.00

Interest Rate: 4.0%

Maturity Date: May 31, 2022

Creditor: Jose Ramos - Envelp Fund - Convertible Note

Amount Owed: $35,000.00

Interest Rate: 4.0%

Maturity Date: May 31, 2022

Creditor: Oscar Villalobos - Convertible Note

Amount Owed: $50,000.00

Interest Rate: 4.0%

Maturity Date: May 31, 2022

Creditor: Alexander Van Teinhoven - Convertible Note

Amount Owed: $35,000

Interest Rate: 4.0%

Maturity Date: May 31, 2022

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: Chief Executive Officer

Dates of Service: January 19, 2019 - Present

Responsibilities: Rolan Reichel receives a salary of $175,000 per year. As the Chief Operating Officer Rolan is responsible for all key areas of executive management: Operations (staff, hiring, organization, company culture), Sales and Marketing including revenue growth, product deployment, user success, and product and brand marketing; Technology including strategic product vision and oversees the VP of Product and CTO to ensure deployment of budget and on-time delivery. Rolan is directly responsible for fundraising and investor relations.

Other business experience in the past three years:

Employer: Aquarius AI (Good Life Networks)

Title: COO

Dates of Service: February 15, 2017 - March 12, 2019

Responsibilities: Oversee all operations of the company, product development and rollout, fundraising.

Name: Pablo Munoz De Cote

Pablo Munoz De Cote's current primary role is with MDR. Pablo Munoz De Cote currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: January 01, 2018 - Present

Responsibilities: Pablo Munoz de Cote receives a salary of $75,000. Pablo is a co-founder and investor. His primary responsibility is strategic leadership on fundraising, product, and partnerships. He regularly meets with the executive team to guide fundraising, valuation and is focused on an exit strategy and forging strategic partnerships with other companies in the eCommerce and Small Business Verticals. He has limited involvement in daily operations.

Other business experience in the past three years:

Employer: MDR

Title: CEO

Dates of Service: January 01, 2008 - Present

Responsibilities: Daily Operations

Name: Bill Rose

Bill Rose's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: January 01, 2021 - Present

Responsibilities: Bill Rose receives a salary of $125,000 per year and has received 400,000 shares in exchange for his services to the company. Bill Rose is the Chief Technology Officer with direct responsibility to build, maintain and deploy all products for the company. He oversees the development staff, works closely with products, and will also code and build software as needed. Bill reports to Rolan, the Chief Executive Officer.

Other business experience in the past three years:

Employer: Hub Spend

Title: Co-Founder

Dates of Service: November 01, 2017 - September 01, 2019

Responsibilities: Chief Technology Officer

Other business experience in the past three years:

Employer: Gruuv Interactive

Title: Chief Technology Officer

Dates of Service: November 01, 2015 - January 12, 2018

Responsibilities: Oversee software development

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Rolan Reichel

Amount and nature of Beneficial ownership: 8,800,000

Percent of class: 46.0

Title of class: Class A Voting Common Stock

Stockholder Name: Pablo Munoz De Cote

Amount and nature of Beneficial ownership: 8,800,000

Percent of class: 46.0

## RELATED PARTY TRANSACTIONS

Name of Entity: Pablo Munoz de Cote

Relationship to Company: Director

Nature / amount of interest in the transaction: Loan to the company of $40,000

Material Terms: During 2021, the company received a one time loan of $40,000. These payments are to be paid back via cash as soon as cash flow to the company permits as a director's loan to the company or at the sole discretion of Pablo to be paid via equity or other means to be determined in the future as along as the payout is equal to the loan amount. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

## OUR SECURITIES

CN- 1 Pablo Munoz De Cote Schonbrunn

The security will convert into Shares and the terms of the CN- 1 Pablo Munoz De Cote Schonbrunn are outlined below:

Amount outstanding: $52,000.00

Maturity Date: May 31, 2021

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: $1,500,000

Material Rights

There are no material rights associated with CN- 1 Pablo Munoz De Cote Schonbrunn.

CN 2 - Arcadian Fund

The security will convert into Shares and the terms of the CN 2 - Arcadian Fund are outlined below:

Amount outstanding: $250,000.00

Maturity Date: May 21, 2021

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 2 - Arcadian Fund.

CN 3 - Kazazorel

The security will convert into Shares and the terms of the CN 3 - Kazazorel are outlined below:

Amount outstanding: $200,000.00

Maturity Date: May 21, 0021

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 3 - Kazazorel.

CN 4 - Axel Zwach Munoz de Cote

The security will convert into Shares and the terms of the CN 4 - Axel Zwach Munoz de Cote are outlined below:

Amount outstanding: $25,000.00

Maturity Date: May 31, 2021

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 4 - Axel Zwach Munoz de Cote.

CN 5 - Oma Investment Group

The security will convert into Shares and the terms of the CN 5 - Oma Investment Group are outlined below:

Amount outstanding: $50,000.00

Maturity Date: May 31, 2021

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 5 - Oma Investment Group.

CN 6 - Axel Zwach Munoz de Cote

The security will convert into Shares and the terms of the CN 6 - Axel Zwach Munoz de Cote are outlined below:

Amount outstanding: $25,000.00

Maturity Date: May 31, 2021

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 6 - Axel Zwach Munoz de Cote.

CN 7 - Pablo Munoz de Cote

The security will convert into Shares and the terms of the CN 7 - Pablo Munoz de Cote are outlined below:

Amount outstanding: $48,000.00

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 7 - Pablo Munoz de Cote.

CN 8 - Jose Ramos

The security will convert into Shares and the terms of the CN 8 - Jose Ramos are outlined below:

Amount outstanding: $15,000.00

Maturity Date: May 31, 2021

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 8 - Jose Ramos.

CN 9 - Marty Glick

The security will convert into Shares and the terms of the CN 9 - Marty Glick are outlined below:

Amount outstanding: $100,000.00

Maturity Date: May 31, 2022

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 9 - Marty Glick.

CN 10 - Oscar Villalobos

The security will convert into Shares and the terms of the CN 10 - Oscar Villalobos are outlined below:

Amount outstanding: $50,000.00

Maturity Date: May 31, 2022

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 10 - Oscar Villalobos.

CN 11 - Carlos Espinoza

The security will convert into Shares and the terms of the CN 11 - Carlos Espinoza are outlined below:

Amount outstanding: $50,000.00

Maturity Date: May 31, 2022

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 11 - Carlos Espinoza.

CN 12 - Jose Ramos

The security will convert into Shares and the terms of the CN 12 - Jose Ramos are outlined below:

Amount outstanding: $35,000.00

Maturity Date: May 21, 2022

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: 1,500,000

Material Rights

There are no material rights associated with CN 12 - Jose Ramos.

Class A Voting Common Stock

The amount of security authorized is 21,000,000 with a total of 20,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 1,200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class A Non-Voting Common Stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any non-voting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering shares in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants of one type of service, providing a platform for improving digital ads. Our revenues are therefore dependent upon the market for digital advertising.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Arrow AI. Delays or cost overruns in the development of our Arrow AI and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Custom Social Inc was formed on1/22/19. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Custom Social Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that Arrow Ai is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time**

Our ability to sell product is dependent on the outside government regulation and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

**The Company is vulnerable to hackers and cyber-attacks**

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Custom Social Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Custom Social Inc. could harm our reputation and materially negatively impact our financial condition and business.

**The online advertising industry may be regulated by the government**

The government may make changes to privacy laws, regulations of on line ads or other public policy which would affect our products and the digital advertising marketplace in general.

**Third party applications and APIs**

The company products rely on integrations and third party APIs to gain data and gain access advertising platforms. Changes in these APIs, including deprecation, may affect performance and continuation of service and may result in outages.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)  to the Company;

(2)  to an accredited investor;

(3)  as part of an offering registered with the SEC; or

(4)  to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

**Custom Social Inc.**

By /s/ *Rolan Reichel*

Name: Arrow AI

Title: CEO

Exhibit A

**FINANCIAL STATEMENTS**

# Custom Social

Financial Statements

12/31/21

**Custom Social**
**12/31/21**

|  | Jan-21 | Feb-21 | Mar-21 | Apr-21 |
|---|---|---|---|---|
| Revenue | 51,511 | 28,034 | 28,593 | 31,582 |
| COGS | 26,191 | 12,946 | 12,309 | 26,810 |
| **Gross Profit** | 25,321 | 15,087 | 16,284 | 4,771 |
| | | | | |
| Personnel Cost | 21,991 | 21,200 | 12,349 | 586 |
| Travel & Entertainment | 146 | 35 | 698 | 203 |
| Professional Services | 49,000 | 39,401 | 39,740 | 37,500 |
| General & Administrative | 3,517 | 1,715 | 5,160 | 3,927 |
| Marketing | 321 | 134 | 44 | 1,064 |
| Expensed E & SW | 833 | 1,793 | 1,567 | 1,098 |
| Office, Facilities and Other | 592 | 240 | 85 | 268 |
| Occupancy and Other | 451 | 1,950 | 838 | 1,425 |
| Taxes and Depreciation | - | - | 450 | - |
| Bad Debt Expense | | | | |
| | | | | |
| Total OPEX | 76,850 | 66,468 | 60,931 | 46,071 |
| | | | | |
| **Net Operating Income (Loss)** | (51,530) | (51,380) | (44,646) | (41,300) |
| | | | | |
| **Net Other Income (Loss)** | (2,753) | (2,618) | (2,870) | (2,783) |
| | | | | |
| **Net Income (Loss)** | (54,282) | (53,999) | (47,517) | (44,083) |
| | | | | |
| Cash | 51,560 | 28,194 | 24,195 | 69,421 |
| Change in Cash | 23,146 | (23,366) | (3,998) | 45,225 |
| Change in Cash w/o Financing | (79,608) | (25,985) | (19,369) | (70,057) |
| | | | | |
| Cash Burn | (54,282) | (53,999) | (47,517) | (44,083) |
| | | | | |
| Operating Cash Runway - Net Income RunRa | 0.9 | 0.5 | 0.5 | 1.6 |
| Operating Cash Runway - Opex RunRate | (0.3) | (0.6) | (0.6) | 0.5 |
| | | | | |
| Headcount | - | - | - | - |

**December 2021**

**Cash**
- Ending cash balance = $20k, a net increase of $14k from
- Operating Cash Runway is .4 months

**Revenue/COGS**
- Revenue $37K
- COGS stayed relatively flat in December.

**OPEX**

-Opex decreased by $4k from $76k in November to $72k i

- -$6k savings in Personnel from quarterly R&D crec
- +$4k increase in Personnel related to Contractors
- -$4k decrease in Marketing due to significantly les

**General Comments**

-Headcount = 4

| | May-21 | Jun-21 | Jul-21 | Aug-21 | Sep-21 | Oct-21 | Nov-21 |
|---|---|---|---|---|---|---|---|
| | 34,839 | 32,489 | 35,429 | 31,453 | 31,229 | 32,384 | 37,692 |
| | 22,059 | 27,076 | 18,304 | 21,870 | 9,966 | 16,134 | 10,991 |
| | 12,780 | 5,412 | 17,125 | 9,583 | 21,263 | 16,250 | 26,702 |
| | | | | | | | |
| | 17,600 | 41,376 | 41,325 | 41,815 | 43,201 | 63,276 | 59,463 |
| | 571 | 768 | 176 | 5,760 | 1,626 | 518 | 1,163 |
| | 34,065 | 9,134 | 1,401 | 13,400 | 11,875 | 1,981 | 4,500 |
| | 9,797 | 7,443 | 11,265 | 4,854 | 14,205 | (1,196) | 4,290 |
| | 1,935 | 244 | 2,187 | 15,546 | 4,848 | 6,093 | 5,058 |
| | 1,654 | 993 | 1,079 | 1,487 | 852 | 1,443 | 894 |
| | 2,002 | 922 | 457 | 844 | 431 | 267 | 340 |
| | 523 | 518 | 517 | 517 | 538 | 477 | 619 |
| | - | - | - | - | - | - | - |
| | | 13,788 | - | 215 | - | - | - |
| | 68,148 | 75,187 | 58,406 | 84,439 | 77,575 | 72,859 | 76,328 |
| | (55,368) | (69,775) | (41,280) | (74,856) | (56,312) | (56,609) | (49,626) |
| | (3,131) | (3,002) | (4,563) | 88,835 | (3,487) | (3,623) | (3,666) |
| | (58,499) | (72,777) | (45,844) | 13,979 | (59,799) | (60,232) | (53,292) |
| | 70,676 | 27,690 | 72,762 | 113,928 | 34,038 | 35,359 | 5,835 |
| | 1,255 | (42,985) | 45,072 | 41,166 | (79,890) | 1,321 | (29,524) |
| | (56,876) | (58,576) | (61,681) | 27,601 | (83,467) | (52,775) | (55,691) |
| | (58,499) | (72,777) | (45,844) | 13,979 | (59,799) | (60,232) | (53,292) |
| | 1.2 | 0.4 | 1.6 | (8.1) | 0.6 | 0.6 | 0.1 |
| | 0.0 | (0.6) | 0.2 | 0.3 | (0.6) | (0.5) | (0.9) |
| | - | 3 | 3 | 3 | 4 | 4 | 4 |

November

in December.

dit

- increase in hours from Appnexio

ss Facebook Ads spending in December only $400, whereas $5k was spent in November.

| Dec-21 | MoM Variance | Q1-2021 | Q2-2021 | Q3-2021 | Q4-2021 |
|---|---|---|---|---|---|
|  |  |  | - | - | - |
| 36,626 | (1,067) | 108,138 | 98,909 | 98,112 | 106,702 |
| 11,232 | 241 | 51,445 | 75,945 | 50,140 | 38,356 |
| 25,394 | (1,308) | 56,692 | 22,963 | 47,972 | 68,346 |
|  |  |  |  |  |  |
| 58,181 | (1,283) | 55,540 | 59,562 | 126,340 | 180,920 |
| 93 | (1,070) | 879 | 1,542 | 7,562 | 1,775 |
| 5,500 | 1,000 | 128,141 | 80,699 | 26,676 | 11,981 |
| 3,760 | (530) | 10,392 | 21,166 | 30,324 | 6,854 |
| 787 | (4,271) | 499 | 3,243 | 22,580 | 11,938 |
| 881 | (14) | 4,193 | 3,746 | 3,418 | 3,218 |
| 2,246 | 1,907 | 916 | 3,192 | 1,732 | 2,853 |
| 477 | (141) | 3,239 | 2,466 | 1,573 | 1,572 |
| - | - | 450 | - | - | - |
| - | - | - | 13,788 | 215 | - |
|  |  | - | - | - | - |
| 71,926 | (4,402) | 204,249 | 189,406 | 220,420 | 221,112 |
|  |  |  |  |  |  |
| (46,532) | 3,094 | (147,556) | (166,443) | (172,448) | (152,766) |
|  |  |  |  |  |  |
| (3,801) | (135) | (8,242) | (8,916) | 80,784 | (11,090) |
|  |  |  |  |  |  |
| (50,332) | 2,960 | (155,798) | (175,359) | (91,664) | (163,857) |
|  |  |  |  |  |  |
| 19,776 |  | 24,195 | 27,690 | 34,038 | 19,776 |
| 13,942 |  | (4,219) | 3,495 | 6,348 | (14,261) |
| (32,300) |  | (124,962) | (185,509) | (117,547) | (140,765) |
|  |  |  |  |  |  |
| (50,332) |  | (155,798) | (175,359) | (91,664) | (163,857) |
|  |  |  |  |  |  |
| 0.4 |  | 0.5 | 0.4 | 0.6 | 0.4 |
| (0.7) |  | (0.6) | (0.6) | (0.6) | (0.7) |
|  |  |  |  |  |  |
| 4 |  | - | 3 | 4 | 4 |

**2021**

| | |
|---:|---:|
| 411,861 | |
| 215,887 | |
| 195,974 | 52 |
| | |
| 422,363 | |
| 11,758 | |
| 247,497 | |
| 68,737 | |
| 38,260 | |
| 14,575 | |
| 8,694 | |
| 8,851 | |
| 450 | |
| 14,004 | |
| - | |
| 835,187 | |
| | |
| (639,213) | |
| | |
| 52,536 | |
| | |
| (586,677) | |
| | |
| 19,776 | |
| (8,638) | |
| (568,783) | |
| | |
| (586,677) | |
| | |
| 0.4 | |
| (0.7) | |
| | |
| 4 | |

Custom Social
Profit and Loss
12/31/21

| | Jan-21 | Feb-21 | Mar-21 |
|---|---|---|---|
| **Income** | | | |
|   4000 Revenue | | | |
|     4100 Enterprise Sales SaaS Fees | 19,929 | 20,617 | 20,250 |
|     4200 Managed Services | | | |
|       4203 Integration Fees | 1,500 | | |
|       4204 Sales Revenue Share | 30,082 | 7,417 | 8,343 |
|       4205 Social Media Page Management | | | |
|     Total 4200 Managed Services | **31,582** | **7,417** | **8,343** |
|     4300 Self Service SaaS Fees | | | |
|     4400 Refunds | | | |
|   Total 4000 Revenue | 51,511 | 28,034 | 28,593 |
| **Total Revenue** | **51,511** | **28,034** | **28,593** |
| **Total Cost of Goods Sold** | **26,191** | **12,946** | **12,309** |
| **Gross Profit** | **25,321** | **15,087** | **16,284** |
| **Expenses** | | | |
|   Total 6000 Personnel Cost | **21,991** | **21,200** | **12,349** |
|   Total 6100 Travel & Entertainment | **146** | **35** | **698** |
|   Total 7100 Consulting & Professional Services | **49,000** | **39,401** | **39,740** |
|   Total 7200 General & Administrative | **3,517** | **1,715** | **5,160** |
|   Total 7300 Marketing | **321** | **134** | **44** |
|   Total 7500 Subscriptions, SW, and Equipment | **833** | **1,793** | **1,567** |
|   Total 7600 Office, Facilities and Other | **592** | **240** | **85** |
|   Total 8000 Occupancy & Other | **451** | **1,950** | **838** |
|   9925 Bad Debts | | | |
| **Total Expenses** | **76,850** | **66,468** | **60,481** |
| **Net Operating Income** | **(51,530)** | **(51,380)** | **(44,196)** |
|   Total 9000 Other Income | 0 | 1 | 0 |
| **Total Other Income** | **0** | **1** | **0** |
| **Other Expenses** | | | |
|   Total 8500 Taxes and Depreciation | - | - | 450 |
|   Total 9900 Other Expense | 2,753 | 2,619 | 2,871 |
| **Total Other Expenses** | **2,753** | **2,619** | **3,321** |
| **Net Other Income** | **(2,753)** | **(2,618)** | **(3,320)** |
| **Net Income** | **(54,282)** | **(53,999)** | **(47,517)** |

| Apr-21 | May-21 | Jun-21 | Jul-21 | Aug-21 | Sep-21 | Oct-21 |
|---|---|---|---|---|---|---|
| 19,701 | 25,566 | 22,929 | 26,229 | 25,929 | 23,429 | 23,429 |
| 11,881 | 9,272 | 9,560 | 9,200 | 5,524 | 7,800 | 8,955 |
| 11,881 | 9,272 | 9,560 | 9,200 | 5,524 | 7,800 | 8,955 |
| 31,582 | 34,839 | 32,489 | 35,429 | 31,453 | 31,229 | 32,384 |
| 31,582 | 34,839 | 32,489 | 35,429 | 31,453 | 31,229 | 32,384 |
| 26,810 | 22,059 | 27,076 | 18,304 | 21,870 | 9,966 | 16,134 |
| 4,771 | 12,780 | 5,412 | 17,125 | 9,583 | 21,263 | 16,250 |
| 586 | 17,600 | 41,376 | 41,325 | 41,815 | 43,201 | 63,276 |
| 203 | 571 | 768 | 176 | 5,760 | 1,626 | 518 |
| 37,500 | 34,065 | 9,134 | 1,401 | 13,400 | 11,875 | 1,981 |
| 3,927 | 9,797 | 7,443 | 11,265 | 4,854 | 14,205 | (1,196) |
| 1,064 | 1,935 | 244 | 2,187 | 15,546 | 4,848 | 6,093 |
| 1,098 | 1,654 | 993 | 1,079 | 1,487 | 852 | 1,443 |
| 268 | 2,002 | 922 | 457 | 844 | 431 | 267 |
| 1,425 | 523 | 518 | 517 | 517 | 538 | 477 |
| | | 13,788 | | 215 | | |
| 46,071 | 68,148 | 75,187 | 58,406 | 84,439 | 77,575 | 72,859 |
| (41,300) | (55,368) | (69,775) | (41,280) | (74,856) | (56,312) | (56,609) |
| - | - | - | - | 92,401 | 1 | 0 |
| - | - | - | - | 92,401 | 1 | 0 |
| - | - | - | - | | | |
| 2,783 | 3,131 | 3,002 | 4,563 | 3,566 | 3,489 | 3,624 |
| 2,783 | 3,131 | 3,002 | 4,563 | 3,566 | 3,489 | 3,624 |
| (2,783) | (3,131) | (3,002) | (4,563) | 88,835 | (3,487) | (3,623) |
| (44,083) | (58,499) | (72,777) | (45,844) | 13,979 | (59,799) | (60,232) |

| Nov-21 | Dec-21 | Variance | Flux Notes |
|---|---|---|---|
| 23,434 | 25,934 | 2,500 | Increase came from Stacker Media |
| | | - | |
| | | - | |
| 14,258 | 10,692 | (3,567) | Decrease is from Truth Treatment Systems |
| | | - | |
| **14,258** | **10,692** | **(3,567)** | |
| | | - | |
| | | - | |
| 37,692 | 36,626 | (1,067) | |
| **37,692** | **36,626** | **(1,067)** | |
| **10,991** | **11,232** | **241** | |
| **26,702** | **25,394** | **(1,308)** | |
| | | - | |
| **59,463** | **58,181** | **(1,283)** | |
| **1,163** | **93** | **(1,070)** | |
| **4,500** | **5,500** | **1,000** | |
| **4,290** | **3,760** | **(530)** | |
| **5,058** | **787** | **(4,271)** | |
| **894** | **881** | **(14)** | |
| **340** | **2,246** | **1,907** | |
| **619** | **477** | **(141)** | |
| | | - | |
| **76,328** | **71,926** | **(4,402)** | |
| **(49,626)** | **(46,532)** | **3,094** | |
| **0** | **0** | **(0)** | |
| **0** | **0** | **(0)** | |
| | | - | |
| | | - | |
| **3,666** | **3,801** | **135** | |
| **3,666** | **3,801** | **135** | |
| **(3,666)** | **(3,801)** | **(135)** | |
| **(53,292)** | **(50,332)** | **2,960** | |

Custom Social
Balance Sheet
12/31/21

|  | Jan-21 | Feb-21 | Mar-21 |
|---|---|---|---|
| **ASSETS** | | | |
| Current Assets | | | |
| Total Cash and Equivalents | 51,560 | 28,194 | 24,195 |
| Total Accounts Receivable | 63,781 | 25,110 | 13,764 |
| Total Other Current Assets | - | - | - |
| Total Current Assets | 115,340 | 53,303 | 37,959 |
| Total Other Assets | - | - | - |
| **TOTAL ASSETS** | 115,340 | 53,303 | 37,959 |
| **LIABILITIES AND EQUITY** | | | |
| Liabilities | | | |
| Total Current Liabilities | 125,333 | 129,676 | 153,346 |
| Total Long-Term Liabilities | 897,682 | 900,301 | 915,672 |
| Total Liabilities | 1,023,015 | 1,029,977 | 1,069,018 |
| Equity | | | |
| 3100 Partner Distributions | - | - | - |
| 3920 Preferred Stock - Series Seed | - | - | - |
| 3999 Retained Earnings | (853,392) | (853,392) | (853,392) |
| Net Income | (54,282) | (123,281) | (177,666) |
| Total Equity | (907,675) | (976,673) | (1,031,059) |
| **TOTAL LIABILITIES AND EQUITY** | 115,340 | 53,303 | 37,959 |
| | (0) | (0) | - |

| | Apr-21 | May-21 | Jun-21 | Jul-21 | Aug-21 | Sep-21 |
|---|---|---|---|---|---|---|
| | 69,421 | 70,676 | 27,690 | 72,762 | 113,928 | 34,038 |
| | 12,136 | 25,409 | (212) | 2,588 | (1,377) | 2,693 |
| | 11,792 | 11,100 | 11,090 | 20,608 | 9,470 | 16,917 |
| | 93,349 | 107,184 | 38,568 | 95,958 | 122,021 | 53,648 |
| | - | - | - | - | - | - |
| | 93,349 | 107,184 | 38,568 | 95,958 | 122,021 | 53,648 |
| | | | | | | |
| | 115,667 | 129,871 | 118,441 | 114,922 | 113,441 | 101,291 |
| | 930,954 | 989,085 | 1,004,588 | 1,119,151 | 1,132,717 | 1,136,205 |
| | 1,046,622 | 1,118,956 | 1,123,029 | 1,234,073 | 1,246,157 | 1,237,496 |
| | | | | | | |
| | - | - | - | - | - | - |
| | 100,000 | 100,000 | 100,088 | 92,277 | 92,277 | 92,365 |
| | (853,392) | (853,392) | (853,392) | (853,392) | (853,392) | (853,392) |
| | (199,881) | (258,379) | (331,156) | (377,000) | (363,021) | (422,821) |
| | (953,273) | (1,011,772) | (1,084,461) | (1,138,115) | (1,124,136) | (1,183,848) |
| | 93,349 | 107,184 | 38,568 | 95,958 | 122,021 | 53,648 |
| | - | (0) | (0) | - | - | (0) |

| | Oct-21 | Nov-21 | Dec-21 | Variance | Flux Notes |
|---|---|---|---|---|---|
| | 35,359 | 5,835 | 19,776 | 13,942 | |
| | 16,114 | 9,080 | 13,381 | 4,300 | |
| | 16,707 | 24,477 | 24,063 | (414) | |
| | 68,181 | 39,392 | 57,220 | 17,828 | |
| | - | - | - | - | |
| | 68,181 | 39,392 | 57,220 | 17,828 | |
| | | | | - | |
| | | | | - | |
| | 121,959 | 120,296 | 142,215 | 21,919 | |
| | 1,174,829 | 1,200,995 | 1,244,796 | 43,801 | |
| | 1,296,788 | 1,321,291 | 1,385,011 | 63,720 | |
| | | | | - | |
| | - | - | - | - | |
| | 107,838 | 107,838 | 110,278 | 2,440 | StartEngine funding |
| | (853,392) | (853,392) | (853,392) | - | |
| | (483,052) | (536,345) | (586,677) | (50,332) | |
| | (1,228,607) | (1,281,899) | (1,329,791) | (47,892) | |
| | 68,181 | 39,392 | 57,220 | 17,828 | |
| | (0) | 0 | (0) | | |

**Custom Social**
**Statement of Cash Flows**
**12/31/21**

|  | Jan-21 |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | (54,282) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 1200 Accounts Receivable (A/R) | (30,583) |
| 1210 Accrued Revenue | |
| 1310 Other Current Assets:Other Receivables | |
| 1400 Prepaid Expenses | |
| 2000 Accounts Payable (A/P) | 9,027 |
| 2050 SpendHub | 966 |
| 2051 Brex | |
| 2100 Accrued Expense | (4,735) |
| 2210 Loan Payable:Loan Payable - Rolan | |
| 2220 Loan Payable:Loan Payable- Pablo Munoz De Cote | |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | (25,325) |
| **Net cash provided by operating activities** | (79,608) |
| **FINANCING ACTIVITIES** | |
| 2311 Notes Payable:Convertible Note - Axel Wach | |
| 2313 Notes Payable:Convertible Note - Pablo Munoz De Cote | 100,000 |
| 2316 Notes Payable:Convertible note- Jose Ramos | |
| 2317 Notes Payable:Convertible Note - Carlos Espinosa | |
| 2318 Notes Payable:Convertible Note - Oscar Villalobs | |
| 2319 Notes Payable:Convertible Note - Marty Glick | |
| 2320 Notes Payable:Convertible Note - Alexander Van Tienhoven | |
| 2321 Notes Payable:Convertible Note - Lan Ji Shaw Trust | |
| 2322 Notes Payable:Convertible Note - The Lars G Hansson Trust | |
| 2399 Notes Payable:Convertible Notes Interest Payable | 2,475 |
| 2400 EIDL Loan | |
| 2410 EIDL Loan:Accrued interest- EIDL Loan | 278 |
| 3100 Partner Distributions | |
| 3920 Preferred Stock - Series Seed | |
| **Net cash provided by financing activities** | 102,753 |
| **Net cash increase for period** | 23,146 |
| | |
| **Beginning Cash Balance** | 28,414 |
| **Ending Cash Balance** | 51,560 |
| | - |

| | Feb-21 | Mar-21 | Apr-21 | May-21 | Jun-21 | Jul-21 | Aug-21 |
|---|---|---|---|---|---|---|---|
| | (68,999) | (47,517) | (44,083) | (58,499) | (72,777) | (45,844) | 13,979 |
| | 38,671 | 11,346 | 1,628 | (13,272) | 25,621 | (2,800) | 3,965 |
| | | | (9,272) | 272 | (200) | (9,200) | 10,400 |
| | | | (2,520) | 420 | 210 | (318) | 738 |
| | 15,924 | 2,500 | (150) | 16,515 | (4,926) | 6,353 | (5,120) |
| | 3,519 | 2,302 | (2,767) | (5,017) | | | |
| | | | 2,077 | 1,861 | (483) | 1,744 | (1,509) |
| | (15,100) | 12,000 | (14,970) | 845 | (6,021) | (11,616) | 5,148 |
| | **43,014** | **28,148** | **(25,975)** | **1,623** | **14,201** | **(15,837)** | **13,622** |
| | **(25,985)** | **(19,369)** | **(70,057)** | **(56,876)** | **(58,576)** | **(61,681)** | **27,601** |
| | | | | 35,000 | | | |
| | | 12,500 | 12,500 | | 12,500 | | |
| | | | | 20,000 | | 10,000 | 10,000 |
| | | | | | | 100,000 | |
| | 2,341 | 2,593 | 2,505 | 2,853 | 2,725 | 4,286 | 3,289 |
| | 278 | 278 | 278 | 278 | 277 | 277 | 277 |
| | | | 100,000 | | 88 | (7,811) | |
| | **2,619** | **15,371** | **115,283** | **58,131** | **15,590** | **106,752** | **13,566** |
| | **(23,366)** | **(3,998)** | **45,225** | **1,255** | **(42,985)** | **45,072** | **41,166** |
| | 51,560 | 28,194 | 24,195 | 69,421 | 70,676 | 27,690 | 72,762 |
| | 28,194 | 24,195 | 69,421 | 70,676 | 27,690 | 72,762 | 113,928 |
| | - | (0) | - | 0 | - | - | - |

| | Sep-21 | Oct-21 | Nov-21 | Dec-21 | | 2020 | 2021 |
|---|---|---|---|---|---|---|---|
| | (59,799) | (60,232) | (53,292) | (50,332) | | (357,931) | (601,677) |
| | | | | | | - | - |
| | (4,070) | (13,421) | 7,034 | (4,300) | | 31,083 | 19,817 |
| | - | - | (7,980) | 5,991 | | 0 | (9,989) |
| | (7,657) | | | (5,787) | | | (13,444) |
| | 210 | 210 | 210 | 210 | | - | (630) |
| | (13,275) | (15,134) | 25,000 | 14,162 | | 10,316 | 50,876 |
| | | | | | | 998 | (998) |
| | 761 | (1,448) | 587 | 507 | | - | 4,097 |
| | 364 | 12,250 | (17,250) | 7,250 | | 45,085 | (31,835) |
| | | 25,000 | (10,000) | | | 10,000 | 15,000 |
| | | | | | | 20,839 | - |
| | **(23,667)** | **7,457** | **(2,398)** | **18,033** | | **118,321** | **32,895** |
| | **(83,467)** | **(52,775)** | **(55,691)** | **(32,300)** | | **(239,610)** | **(568,783)** |
| | | | | | | - | - |
| | | | | | | 25,000 | - |
| | | | | | | 48,000 | 100,000 |
| | | | | | | 15,000 | 35,000 |
| | | | 12,500 | | | - | 50,000 |
| | | | 10,000 | | | | 50,000 |
| | | | | | | | 100,000 |
| | | 35,000 | | | | | 35,000 |
| | | | | 20,000 | | | 20,000 |
| | | | | 20,000 | | | 20,000 |
| | 3,212 | 3,347 | 3,391 | 3,526 | | 26,803 | 36,543 |
| | | | | | | 88,900 | - |
| | 277 | 277 | 275 | 275 | | 1,965 | 3,324 |
| | | | | | | 10,000 | - |
| | 88 | 15,472 | | 2,440 | | - | 110,278 |
| | **3,577** | **54,096** | **26,166** | **46,241** | | **215,668** | **560,145** |
| | **(79,890)** | **1,321** | **(29,524)** | **13,942** | | **(23,942)** | **(8,638)** |
| | 113,928 | 34,038 | 35,359 | 5,835 | | | |
| | 34,038 | 35,359 | 5,835 | 19,776 | | | |
| | - | - | - | - | | | |

**Custom Social**

| Dept Name | Beginning | Jun-21 | Jul-21 |
|---|---|---|---|
| G&A | | 2 | 2 |
| Development | | 1 | 1 |
| Sales & Marketing | | 0 | 0 |
| Customer Success | | 0 | 0 |
| | | 0 | 0 |
| | | 0 | 0 |
| | | 0 | 0 |
| Total | | 3 | 3 |

| Dept Name | New Hires | Jun-21 | Jul-21 |
|---|---|---|---|
| G&A | | 0 | 0 |
| Development | | 0 | 0 |
| Sales & Marketing | | 0 | 0 |
| Customer Success | | 0 | 0 |
| | | 0 | 0 |
| | | 0 | 0 |
| | | 0 | 0 |
| | | 0 | 0 |
| | | 0 | 0 |
| Total | | 0 | 0 |

| Dept Name | Term | Jun-21 | Jul-21 |
|---|---|---|---|
| G&A | | 0 | 0 |
| Development | | 0 | 0 |
| Sales & Marketing | | 0 | 0 |
| Customer Success | | 0 | 0 |
| | | 0 | 0 |
| | | 0 | 0 |
| | | 0 | 0 |
| | | 0 | 0 |
| | | 0 | 0 |
| Total | | 0 | 0 |

| Dept Name | Ending | Jun-21 | Jul-21 |
|---|---|---|---|
| G&A | | 2 | 2 |
| Development | | 1 | 1 |
| Sales & Marketing | | 0 | 0 |
| Customer Success | | 0 | 0 |
| | | 0 | 0 |

|  |  |  |  |
|---|---|---|---|
|  |  | 0 | 0 |
|  |  | 0 | 0 |
|  |  | 3 | 3 |
| Total | Total Employees | 3 | 3 |

| Aug-21 | Sep-21 | Oct-21 | Nov-21 | Dec-21 |
|--------|--------|--------|--------|--------|
| 2 | 2 | 2 | 2 | 2 |
| 1 | 1 | 2 | 2 | 2 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 3 | 3 | 4 | 4 | 4 |

| Aug-21 | Sep-21 | Oct-21 | Nov-21 | Dec-21 |
|--------|--------|--------|--------|--------|
| 0 | 0 | 0 | 0 | 0 |
| 0 | 1 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 1 | 0 | 0 | 0 |

| Aug-21 | Sep-21 | Oct-21 | Nov-21 | Dec-21 |
|--------|--------|--------|--------|--------|
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |

| Aug-21 | Sep-21 | Oct-21 | Nov-21 | Dec-21 |
|--------|--------|--------|--------|--------|
| 2 | 2 | 2 | 2 | 2 |
| 1 | 2 | 2 | 2 | 2 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |
| 0 | 0 | 0 | 0 | 0 |

|     | 0 | 0 | 0 | 0 | 0 |
|     | 0 | 0 | 0 | 0 | 0 |
| --- | --- | --- | --- | --- | --- |
|     | 3 | 4 | 4 | 4 | 4 |
|     | 3 | 4 | 4 | 4 | 4 |


**Custom Social**
**A/R Aging Summary**
As of December 31, 2021


| | Current | 1 - 30 | 31 - 60 | 61 - 90 | 91 and over | Total |
|---|---|---|---|---|---|---|
| **Stripe** | 42,617 | (37,637) | 645 | 7,100 | 7,396 | 20,120 |
| **Truth Treatment Systems** | | | | | (6,740) | (6,740) |
| **TOTAL** | **42,617** | **(37,637)** | **645** | **7,100** | **656** | **13,381** |

# Custom Social
## A/P Aging Summary
### As of December 31, 2021

| | Current | 1 - 30 | 31 - 60 | 61 - 90 | 91 and over |
|---|---|---|---|---|---|
| 5Roses.com | | 5,000 | 5,000 | | |
| Advantage Foundry Network, LLC | | | 1,000 | 1,000 | |
| Altum Partners LLP | | | | | 2,885 |
| AppNexio Technology Group | 10,900 | 6,900 | 14,000 | | |
| Attivo | | 1,286 | | | |
| BR IP Group | | | | | 3,500 |
| Craig Pavia | | | | | 2,500 |
| Jason Rubenstein | | 4,250 | | | 16,750 |
| John Crandon Law | | 221 | 1,776 | 1,462 | 6,399 |
| Sarah Savage | | | | | 4,200 |
| **TOTAL** | **10,900** | **17,657** | **21,776** | **2,462** | **36,234** |

## CERTIFICATION

I, Rolan Reichel, Principal Executive Officer of Custom Social Inc., hereby certify that the financial statements of Custom Social Inc. included in this Report are true and complete in all material respects.

*Rolan Reichel*

CEO